November 8, 2011

VIA EDGAR

Jeffrey Foor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Withdrawal of Exemptive Application filed with incorrect
    EDGAR Code 40-APP
    Accession No.: 0000950123-11-063752
    Filed by: SunAmerica Annuity and Life Assurance Company (File No. 812-13918) and First SunAmerica Life Insurance Company (File No. 812-13918-01)

Dear Mr. Foor:

We are writing on behalf of SunAmerica Annuity and Life Assurance Company, Variable Separate Account, First SunAmerica Life Insurance Company, FS Variable Separate Account, and SunAmerica Capital Services, Inc. ("Applicants") to respectfully request the withdrawal of the Applicants' application pursuant to
Section 6(c) of the Investment Company Act of 1940, as amended, exempting proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(a) of the Act, and Rule 22c-1 thereunder. The application was filed with the Securities and Exchange Commission on July 1, 2011, SEC Accession No. 0000950123-11-063752 (the "Application"). Due to a filing error, the Application was filed incorrectly using the EDGAR Code 40-APP. The Application should have been filed using EDGAR Code 40-OIP. We will re-file the Application using EDGAR Code 40-OIP.

Thank you for your attention in this matter. If you have any questions or additional comments, please contact Manda Ghaferi at (310) 772-6545 or the undersigned at (310) 772-6307.

Very truly yours,

/s/ Lucia B. Williams

Lucia B. Williams
Supervising Director -
Variable Product Regulation


cc:  Manda Ghaferi